April 10, 2006
Mr. David R. Humphrey
Branch Chief-Accountant
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Crowley Maritime Corporation
Form 10-K for the Year Ended December 31, 2005
File 000-49717
Dear Mr. Humphrey:
     This letter sets forth the response of Crowley Maritime Corporation (“Crowley” or “the Company”) to the comments set forth in the Staff’s letters dated March 24, 2006 and March 29, 2006 in connection with the Form 10-K for the fiscal year ended December 31, 2005 filed by Crowley with the Securities and Exchange Commission. For the ease of reference, we have set forth these comments followed by Crowley’s response.
Staff’s Letter Dated March 24, 2006
Form 10-K for the Year Ended December 31, 2005:
Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Cash Flows, page 52
Comment: We note that you have presented expenditures for dry-docking costs as an investing cash outflow in your consolidated statements of cash flows. However, if the direct expense method were used to account for these costs, they would be reflected in the determination of cash flow from operations. Therefore, we do not believe the fact that you have chosen an alternative accounting method (i.e., capitalization and amortization of these costs over the period until the next dry-docking) should impact the presentation of these costs in your consolidated statements of cash flows. Accordingly, please revise your consolidated statements of cash flows to present your expenditures for dry-docking costs as a component of cash flow from operations.
Response: Management has discussed this issue with its independent auditors and presented it to its audit committee on April 7, 2006. At that time the Company concluded that it will amend its Form 10-K for the year ended December 31, 2005, as filed with the Securities and Exchange Commission on March 17, 2006, to reflect expenditures for dry-docking costs as an operating activity in the Company’s consolidated statements of cash flows. The Company will issue a Form 8-K under Item 4.02(a) to indicate that previously issued financial statements for 2005, 2004 and 2003 and interim periods should not be relied on.
Staff’s Letter Dated March 29, 2006
Form 10-K for the Year Ended December 31, 2005:
General
CROWLEY MARITIME CORPORATION
155 GRAND AVENUE • SUITE 700 • OAKLAND • CALIFORNIA • 94612 • 510.251.7500
www.crowley.com

Comments:
1. We note the disclosure on page 4 of the Form 10-K that you provide scheduled liner service between the United States and Cuba. We note also the designation on the map included in your Corporate Brochure dated April 1, 2003, available in PDF format on your website, of “project locations, past and present” in Sudan. Both Cuba and Sudan are identified as state sponsors of terrorism by the State Department and are subject to economic sanctions administered by the Treasury Department’s Office of Foreign Assets Control and the Commerce Department’s Bureau of Industry and Security. Your Form 10-K does not contain any information regarding contacts with Sudan.
2. Please describe to us, in reasonable detail, your current, historical, and anticipated contacts with, Cuba and Sudan, including any projects and operations in those countries, whether through subsidiaries, affiliates, joint ventures or other direct or indirect arrangements. Discuss their materiality to you in light of the countries’ status as state sponsors of terrorism. Please also discuss whether the contacts, per individual country or in the aggregate, constitute a material investment risk to your security holders. Your response should specify, among other things, whether you have offices or employees in either country; and whether you provide goods or services to the government of either country, or to entities controlled by the government of either country, and the nature of any goods or services provided.
3. Your materiality analysis should address materiality in quantitative terms, including the dollar amount of revenues, assets and liabilities associated with Cuba and Sudan. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of your corporate activities upon your reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. Illinois, New Jersey, and Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that conduct business with Sudan. Brown University, Harvard University, Stanford University, the University of California and other education institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that conduct business with Sudan. Moreover, Florida requires that issuers disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Cuba and Sudan.
Response:
Sudan
Regarding the reference to the Sudan on our map depicting Project Locations, past and present, included in our Corporate Brochure available on our website, we have reviewed all Company activities and have determined that neither Crowley nor any of our affiliates have had any business or operations in, contacts with, or charters involving vessels or equipment in or to the Sudan since 1986. Our corporate public relations department is in the process of updating the Corporate Brochure and will remove any reference to the Sudan in its next edition.
Cuba
Since April 2001, Crowley Liner Services, Inc. (CLS) has held a license granted by the Office of Foreign Assets Control, U.S. Department of the Treasury, and an Export License granted by the Bureau of Export Administration, U.S. Department of Commerce. Under these licenses, CLS currently provides a weekly sailing, which calls Havana, Cuba. This service is conducted in conformity with the conditions set out in those licenses. CLS does not itself ship goods to Cuba. Its Export License was granted in the event that the calls by the vessel at Havana might be construed as exports of a vessel, containers or ship’s stores to Cuba. The cargo transported to Cuba consists of agricultural, food, lumber, paper and humanitarian items, which are licensed under the Trade Sanction Reform and Export Act of 2000. The Company does not allow shippers to ship cargoes to Cuba which do not have such licenses. Both the OFAC and Export Administration licenses which we hold have been granted on a yearly basis and have been extended each year since April 2001.
The revenue earned from the vessel calls to Cuba was $6.8 million, $6.2 million and $4.6 million in 2005, 2004 and 2003, respectively. The Company uses a shipping agent in Cuba and the amount due from this agent at December 31, 2005 and 2004 is $.3 million and $0, respectively. There are no Company assets, liabilities, employees or offices located in Cuba. Based on the foregoing, we believe the vessel calls to Cuba are not material to our business or financial position and do not constitute a material investment or investment risk.
Since the Company has received a license from the United States government to provide services to Cuba, we believe that there should be no concerns regarding negative investor sentiment.
The Company had added the following disclosure to its business description in Part I, Item 1 of its Form 10-K.
The Cuba service is provided under licenses granted by the Office of Foreign Assets Control of the U.S. Treasury Department and the Bureau of Export Administration, U.S. Commerce Department. The cargo transported to Cuba consists of agricultural, food, lumber, paper and humanitarian items, which are licensed under the Trade Sanction Reform and Export Act of 2000. The Company does not allow shippers to ship cargoes to Cuba which do not have such licenses.
In connection with responding to your comments, the Company acknowledges that:
•	Crowley is responsible for the adequacy and accuracy of the disclosures in Form 10-K for the year ended December 31, 2005;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K for the year ended December 31, 2005; and

•	Crowley may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding this response, please contact me at (904) 727-2576.
Very truly yours,

John C. Calvin
Senior Vice President and Controller
Crowley Maritime Corporation

Cc:	Thomas B. Crowley, Jr.
Art F. Mead
Richard V. Smith
Richard L. Swinton

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